                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 5 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2003

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (i)     2004-05 First Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

July 26, 2004                       By:     /s/ Michael D. Manning
                                        Name:   Michael D. Manning
                                        Title:  Executive Director (Acting)
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (i):     2004-05 First Quarter Ontario Finances

                                                                     EXHIBIT (i)

[ONTARIO LOGO]
ONTARIO FINANCES
2004-05 FIRST QUARTER                        QUARTERLY UPDATE - JUNE 30, 2004                          Ministry of Finance
--------------------------------------------------------------------------------------------------------------------------

Fiscal Summary
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    2004-05
--------------------------------------------------------------------------------------------------------------------------
                                                                       Interim        Budget        Current        In-Year
                                                                       2003-04         Plan         Outlook        Change
                                                               -----------------------------------------------------------
Revenue*                                                                68,250        78,360         78,364              4
Expense
   Programs                                                             62,518        66,695         66,695              -
   Capital                                                               2,202         2,575          2,575              -
   Interest on Debt                                                      9,752        10,329         10,329              -
                                                               -----------------------------------------------------------
Total Expense                                                           74,472        79,599         79,599              -
Reserve                                                                      -         1,000          1,000              -
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                                                     (6,222)       (2,239)        (2,235)             4
--------------------------------------------------------------------------------------------------------------------------

*    Includes  one-time  revenue gain of $3,881 million related to the projected elimination  of the  liability for  non-utility  generator  power  purchase agreements in 2004-05.
     -----------------------------------------------------------

HIGHLIGHTS

2004-05 IN-YEAR PERFORMANCE

DEFICIT OUTLOOK AT $2.2 BILLION
•  The 2004-05 current deficit outlook has improved by $4 million from the fiscal outlook presented in the Budget Plan.  As at June 30, 2004, a deficit of $2,235 million is projected for 2004-05.

REVENUE AT $78.4 BILLION
•  The revenue outlook, at $78,364 million, is up a net $4 million from the Budget Plan mainly due to an increase in the
   Personal Income Tax revenue outlook as a result of preliminary information on tax assessments for 2003 and prior years, partially offset by decreases in Corporations Tax revenue and other taxation revenues.

EXPENSE AT $79.6 BILLION
•  Total expense, at $79,599 million, is unchanged from the fiscal outlook presented in the Budget Plan.

RESERVE AT $1.0 BILLION
•  The Budget Plan includes a $1 billion reserve to protect against unexpected and adverse changes in the economic and fiscal outlook.
--------------------------------------------------------------------------------------------------------------------------

For further information contact                                                               Ce rapport est disponible en français.
Communications and Corporate Affairs Branch (416) 325-0333                      Renseignements : Direction des communications et des
Frost Building North, Queen's Park                                                           affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                                                    Édifice Frost Nord, Queen's Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.gov.on.ca/FIN/english/engdoc.htm

ONTARIO FINANCES                                                                                DETAILS OF IN-YEAR CHANGES
-------------------------------------------------------------------------------------------------------------------

FISCAL PERFORMANCE

REVENUE
•  The revenue outlook, at $78,364 million, is up a net $4 million from the Budget Plan.  Major changes this quarter include:
   •   The Personal Income Tax (PIT) revenue outlook is up a net $99 million.  This is primarily due to preliminary information on tax assessments for 2003 and prior years that has increased the outlook for 2004-05 PIT revenues by $100 million.  This increase is partially offset by a reduction in the 2004-05 PIT revenue outlook of $1 million due to the proposed longer phase-out of the Ontario Research Employee Stock Option Credit for those individuals who were granted an option as of May 18, 2004.
   •   The Corporations Tax revenue outlook is down $70 million due to lower-than-anticipated payments associated with 2003 tax return filings.
   •   The Employer Health Tax (EHT) revenue outlook is down $12 million as a result of the proposed longer phase-out of the EHT exemption for stock option benefits paid to employees of research intensive companies for those employers who granted an option as of May 18, 2004.
   •   The revenue outlook for the proposed Ontario Health Premium (OHP) is down $13 million due to a lowering of the phase-in rate that would apply at the $36,000 taxable income level from 25 per cent to 6 per cent.

OPERATING EXPENSE
•  Program expense, at $66,695 million, is unchanged from the Budget Plan.
•  The Interest on Debt expense forecast, at $10,329 million, is unchanged from the Budget Plan.

CAPITAL EXPENSE
•  Capital expense, at $2,575 million, is unchanged from the Budget Plan.

RESERVE
•  The reserve, at $1 billion, is unchanged from the Budget Plan.

                                                            2

ONTARIO FINANCES                                                                                               CHANGE FUND
-------------------------------------------------------------------------------------------------------------------

Change Fund Investments
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                             2004-05
--------------------------------------------------------------------------------------------------------------------------
BUDGET PLAN

Investments for Health Care
   Community Health Services - home care and community mental health                                       140
   Family Health Teams                                                                                     111
   e-Health Initiatives                                                                                     78
   Other Projects (including wait lists and workplace safety)                                              280
                                                                                                  ------------
                                                                                                                       609
Other Investments
   ServiceOntario Enhancement                                                                               27
   College Stabilization                                                                                    25
   Nutrient Management Financial Assistance Program                                                          5
   All Other                                                                                                 6
                                                                                                  ------------
                                                                                                                        63
PROJECT APPROVALS SINCE BUDGET
First Quarter Approvals
   No new project approvals this quarter                                                                     -
                                                                                                  ------------
                                                                                                                         -
Investments to be Confirmed                                                                                            328
--------------------------------------------------------------------------------------------------------------------------
TOTAL CHANGE FUND INVESTMENTS                                                                                        1,000
--------------------------------------------------------------------------------------------------------------------------

•  The 2004 Budget included a one-time $1.0 billion Change Fund to support the government's plans to change and improve Ontario's public services.  The Fund will help to pay for projects that rationalize or better integrate existing programs and services, put in place new systems and processes to reduce long-term costs, or mitigate the demand for services over the long run.

•  The remaining $328 million in the Change Fund will be allocated this fiscal year, following a review of business case plans to ensure projects demonstrate benefits such as good value for money; improved quality or delivery of public services; improved cost efficiency or result in cost savings in the long run.  As Change Fund projects are reviewed and approved during the fiscal year, these will be detailed and reported in the quarterly Ontario Finances.

•  Any unallocated amounts remaining in the Change Fund at year-end will be applied to reduce the deficit.

                                                            3

ONTARIO FINANCES                                                                                        FISCAL PERFORMANCE
-------------------------------------------------------------------------------------------------------------------

Statement of Financial Transactions ($ Millions)
                                                                                                                   Current
                                                                                           Actual     Interim      Outlook
                                                                 2000-01      2001-02     2002-03     2003-04      2004-05
--------------------------------------------------------------------------------------------------------------------------
Revenue*                                                          66,044       66,249      68,609      68,250       78,364
Expense
     Programs                                                     51,146       53,647      56,922      62,518       66,695
     Capital**                                                     2,123        1,890       1,876       2,202        2,575
     Interest on Debt                                             10,873       10,337       9,694       9,752       10,329
                                                                 ---------------------------------------------------------
Total Expense                                                     64,142       65,874      68,492      74,472       79,599
Reserve                                                                -            -           -           -        1,000
                                                                 ---------------------------------------------------------
SURPLUS / (DEFICIT)                                                1,902          375         117      (6,222)      (2,235)
--------------------------------------------------------------------------------------------------------------------------
Net Debt+                                                        132,496      132,121     132,647     139,405      142,408
Accumulated Deficit+                                             132,496      132,121     118,705     124,927      127,162
--------------------------------------------------------------------------------------------------------------------------

*    Includes  one-time  revenue gain of $3,881 million related to the projected elimination  of the  liability for  non-utility  generator  power  purchase agreements in 2004-05.

**   Starting in 2002-03,  major  tangible  capital  assets owned by  Provincial
     ministries  (land,   buildings  and  transportation   infrastructure)   are
     accounted for on a full accrual  accounting  basis.  Other tangible capital assets owned by Provincial  ministries will continue to be accounted for as expense in the year of  acquisition  or  construction.  All capital  assets owned by consolidated government  organizations are accounted for on a full accrual basis.

+    Net debt  represents  the  difference  between  liabilities  and  financial assets.  Accumulated  deficit  represents  net debt  adjusted  for tangible capital assets.
     --------------------------------------------------------------

Selected Economic and Fiscal Statistics
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Current
                                                                                            Actual      Interim    Outlook
                                                                   2000-01      2001-02     2002-03     2003-04    2004-05
--------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices*                     441,204      453,384     479,122     494,229    514,492
   ($ Millions)
Ontario Population (000s) - July 1                                  11,685       11,898      12,097      12,238     12,397

Ontario Revenue as a per cent of GDP                                  15.0         14.6        14.3        13.8       15.2
Ontario Revenue Growth (%)                                             1.9          0.3         3.6        (0.5)      14.8

Ontario Total Expense as a per cent of GDP                            14.5         14.5        14.3        15.1       15.5
Ontario Total Expense Growth (%)                                       0.0          2.7         4.0         8.7        6.9

Ontario Total Program Expense as a per cent of GDP                    11.6         11.8        11.9        12.6       13.0
Ontario Total Program Expense Growth (%)                               6.1          4.9         6.1         9.8        6.7

Ontario Interest on Debt as a per cent of Revenue                     16.5         15.6        14.1        14.3       13.2
Ontario Interest on Debt as a per cent of Total Expense               17.0         15.7        14.2        13.1       13.0
Ontario Interest on Debt as a per cent of GDP                          2.5          2.3         2.0         2.0        2.0

Ontario Surplus / (Deficit) as a per cent of GDP                       0.4          0.1         0.0        (1.3)      (0.4)

Net Debt per capita ($)                                             11,339       11,104      10,965      11,391     11,487
Net Debt as a per cent of GDP                                         30.0         29.1        27.7        28.2       27.7

Accumulated Deficit per capita ($)                                  11,339       11,104       9,813      10,208     10,257
Accumulated Deficit as a per cent of GDP                              30.0         29.1        24.8        25.3       24.7
--------------------------------------------------------------------------------------------------------------------------

* Reflects  Statistics  Canada's release of the preliminary  Provincial Economic
Accounts and revisions to the National Income and Expenditure Accounts.

Sources:  Ontario Ministry of Finance and Statistics Canada.

                                                           4

ONTARIO FINANCES                                                                                             FISCAL TRENDS
-------------------------------------------------------------------------------------------------------------------

[Bar chart  showing the  surplus  and  deficit for Ontario for the fiscal  years
1995-1996 through 2002-2003 with an outlook continuing to 2007-2008.]

In 2000-01, the Province recorded a budgetary surplus of $1.9 billion.  However, between 2000-01 and 2003-04,  Provincial  program  spending  increased by 22 per cent,  far exceeding tax revenue  growth,  which declined by 0.6 per cent during this period.  This imbalance  between revenue and spending  created a structural deficit.

Based on the current fiscal outlook for 2004-05,  total revenue will increase by
14.8 per cent this year while total expense will grow by 6.9 per cent  resulting in a substantial decline in the deficit projected for 2004-05.

Consistent with the  government's  medium-term  fiscal plan outlined in the 2004
Budget,  the deficit will continue to be gradually reduced until Ontario's books are balanced in 2007-08.

[Bar chart  showing  Ontario's  debt as a per cent of GDP for the  fiscal  years
1995-1996 through 2002-2003 with an outlook continuing to 2007-2008.]

Debt-to-GDP  declined  in Ontario  over the period  from  1999-2000  to 2002-03.
Starting in fiscal year 2002-03,  the costs of major tangible capital assets are capitalized and amortized over their estimated  useful lives. The initial impact of this  change in  accounting  policy is  primarily  responsible  for the sharp decline in the debt-to-GDP  ratio from 29.1 per cent in 2001-02 to 24.8 per cent in 2002-03.

The  medium-term  fiscal  plan  reported in the 2004  Budget  includes  steadily declining  deficit targets which will reduce the interim deficit of $6.2 billion in 2003-04 to $2.2 billion in 2004-05,  $2.1 billion in 2005-06, $1.5 billion in
2006-07 and a balanced budget by 2007-08.  Consistent with these fiscal targets,
Ontario's debt as a proportion of GDP is projected to fall from 25.3 per cent in
2003-04 to 21.8 per cent in 2007-08.

                                                            5

ONTARIO FINANCES                                                                                      ECONOMIC PERFORMANCE
-------------------------------------------------------------------------------------------------------------------

ONTARIO REAL GROSS DOMESTIC PRODUCT (GDP) UP IN FIRST QUARTER (JANUARY-MARCH)
•  Ontario real GDP grew by 0.4 per cent (1.5 per cent annualized) in the first quarter of 2004, down from a 1.0 per cent pace
   (4.0 per cent annualized) in the fourth quarter of 2003.

ONTARIO CREATES 160,500 JOBS IN 2003
•  In 2003, Ontario employment grew by 160,500 net new jobs, up 2.6 per cent from 2002 and accounting for 48 per cent of all job creation in Canada.
•  Ontario's unemployment rate was 7.0 per cent in 2003, down slightly from 7.1 per cent in 2002.
•  In June 2004, Ontario employment increased by 17,700 net new jobs following an increase of 30,800 jobs in May.  The unemployment rate held steady at 7.0 per cent.  Over the past three months, Ontario employment is up by nearly 63,000 jobs.

CONSUMER SPENDING HIGHER OVER FIRST FOUR MONTHS OF 2004
•  Ontario retail sales fell 1.3 per cent in April, the first monthly decline in 2004.  However, over the first four months of 2004,
   Ontario retail sales are 2.8 per cent ahead of the same period in 2003.

INFLATION REMAINS MODERATE
•  Ontario consumer prices rose 2.4 per cent year-to-year in June, down from 2.8 per cent in May.  Excluding energy prices,
   Ontario's inflation rate was 1.7 per cent in June, up slightly from 1.6 per cent in May.

HOUSING MARKET CONTINUES TO BE ROBUST
•  In 2003, Ontario housing starts hit their highest level in 14 years, up 1.9 per cent from 2002. Ontario housing starts advanced 0.6 per cent in June, to a level of 90,500 units (seasonally adjusted annual rate).
•  Ontario home resales rose 10.5 per cent in May from a year ago to reach a level of 21,385 units, making it the busiest month on record.

TRADE SECTOR STRENGTHENS IN 2004
•  The value of Ontario merchandise exports rose 0.6 per cent in May, the fourth consecutive monthly gain (Ontario Ministry of Finance estimate).  Ontario's imports surged 7.0 per cent in May, following a 1.2 per cent increase in April.  Solid growth in imports of machinery and equipment (+11.3 per cent) and autos (+7.1 per cent) were responsible for almost three-
   quarters of the advance.
•  The value of Ontario manufacturing shipments rose 1.8 per cent to $25.7 billion in May, following a gain of 0.7 per cent in April. This is the fourth consecutive increase.
--------------------------------------------------------------------------------------------------------------------------

                                                            6

ONTARIO FINANCES                                                                              RECENT ECONOMIC DEVELOPMENTS
-------------------------------------------------------------------------------------------------------------------

                                                 KEY ECONOMIC INDICATORS
                            (Per Cent Change from previous period, unless indicated otherwise)
--------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                     Quarterly
                                                       -------------------------------------------------------------------
                                                          2002     2003      03:1     03:2      03:3     03:4      04:1
                                                       -------------------------------------------------------------------
Output (Seasonally Adjusted at Annual Rates)
   Real GDP                                  Ontario      3.7       1.6      2.9      (1.0)    (3.0)      4.0      1.5
   Nominal GDP                               Ontario      5.7       3.2      3.4      (3.4)    (0.6)      4.2      5.1

--------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                    Monthly 2004
                                                       -------------------------------------------------------------------
                                                          2002     2003      Feb       Mar      Apr       May      Jun
                                                       -------------------------------------------------------------------
Other Indicators (Seasonally Adjusted)
Labour Markets
   Labour Force (Change in 000s)             Ontario      167       163       6         8       (3)       41        19
   Employment (Change in 000s)               Ontario      105       161       5       (25)       14       31        18
   Unemployment Rate (%)                     Ontario      7.1       7.0      6.6       7.1      6.8       7.0      7.0
Household Sector
   Retail Sales                              Ontario      5.9       3.4      2.4       0.3     (1.3)      N/A      N/A
   Housing Starts (000s)**                   Ontario      83.6     85.2      76.7     92.7      88.6     90.0      90.5
   New Home Sales*                           Toronto      29.3    (19.9)     7.7      31.2      40.2      1.6      N/A
   MLS Home Resales*                         Ontario      9.7       3.6      2.7      30.5      24.4     10.5      N/A
Manufacturing Shipments                      Ontario      3.5      (1.7)     0.6       4.0      0.7       1.8      N/A
   Transportation Equipment                  Ontario      6.3      (3.3)    (0.8)      5.7      2.2       1.1      N/A
Consumer Price Index*                        Ontario      2.0       2.7      0.8       1.1      2.3       2.8      2.4
--------------------------------------------------------------------------------------------------------------------------
Sources:  Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and
          Housing Corporation, Greater Toronto Home Builders' Association,
          Canadian Real Estate Association and Ward's Automotive.
--------------------------------------------------------------------------------------------------------------------------
* per cent change from a year earlier.
** Monthly  housing starts are expressed at a seasonally adjusted annual rate.
N/A = Data not available.

                                                            7

                                                            8

                                                     ONTARIO FINANCES
                                                     FINANCIAL TABLES

                                                            9

REVENUE
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                        2004-05
                                                                             ---------------------------------------------
                                                                      Interim        Budget         Current        In-Year
                                                                      2003-04         Plan          Outlook        Change
TAXATION REVENUE
   Personal Income Tax                                                 17,778         18,821         18,920             99
   Retail Sales Tax                                                    14,260         15,036         15,036              -
   Corporations Tax                                                     7,222          8,320          8,250            (70)
   Employer Health Tax                                                  3,737          3,874          3,862            (12)
   Gasoline Tax                                                         2,282          2,328          2,328              -
   Fuel Tax                                                               684            716            716              -
   Ontario Health Premium                                                   -          1,635          1,622            (13)
   Tobacco Tax                                                          1,299          1,452          1,452              -
   Land Transfer Tax                                                      911            927            927              -
   Electricity Payments-In-Lieu of Taxes                                  597            630            630              -
   Other Taxes                                                            391            259            259              -
                                                               -----------------------------------------------------------
                                                                       49,161         53,998         54,002              4
--------------------------------------------------------------------------------------------------------------------------
GOVERNMENT OF CANADA
   Canada Health and Social Transfer (CHST)                             7,014              -              -              -
   Canada Health Transfer (CHT)                                             -          4,677          4,677              -
   Canada Social Transfer (CST)                                             -          2,924          2,924              -
   CHST Supplements                                                       577            775            775              -
   Social Housing                                                         522            521            521              -
   Health Reform Fund                                                     387            582            582              -
   Diagnostic/Medical Equipment                                           193            193            193              -
   Infrastructure                                                         155            267            267              -
   Other Government of Canada                                           1,114            859            859
                                                               -----------------------------------------------------------
                                                                        9,962         10,798         10,798              -
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES
   Ontario Lottery and Gaming Corporation                               2,100          2,117          2,117              -
   Liquor Control Board of Ontario                                      1,043          1,117          1,117              -
   Ontario Power Generation Inc. and Hydro One Inc.                       (15)           335            335              -
   Other Government Enterprises                                           (59)            (5)            (5)             -
                                                               -----------------------------------------------------------
                                                                        3,069          3,564          3,564              -
--------------------------------------------------------------------------------------------------------------------------
OTHER NON-TAX REVENUE
   Net Reduction of Power Purchase Contract Liability*                    104          4,024          4,024              -
   Reimbursements                                                       1,175          1,252          1,252              -
   Electricity Debt Retirement Charge                                   1,000          1,009          1,009              -
   Vehicle and Driver Registration Fees                                   986            987            987              -
   Power Sales                                                            510            675            675              -
   Other Fees and Licences                                                505            536            536              -
   Liquor Licence Revenue                                                 486            499            499              -
   Sales and Rentals                                                      520            403            403              -
   Royalties                                                              243            239            239              -
   Miscellaneous Other Non-Tax Revenue                                    529            376            376              -
                                                               -----------------------------------------------------------
                                                                        6,058         10,000         10,000              -
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                          68,250         78,360         78,364              4
--------------------------------------------------------------------------------------------------------------------------

*    Includes  one-time  revenue gain of $3,881 million related to the projected elimination  of the  liability for  non-utility  generator  power  purchase agreements in 2004-05.

                                                            10

OPERATING EXPENSE
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                        2004-05
                                                                              --------------------------------------------
                                                                       Interim        Budget        Current        In-Year
MINISTRY                                                               2003-04         Plan         Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
Agriculture and Food                                                       677           549            549              -
Attorney General*                                                        1,156         1,162          1,162              -
Board of Internal Economy                                                  204           149            149              -
Children and Youth Services*                                             2,643         2,832          2,832              -
Citizenship and Immigration*                                                56            62             62              -
Community and Social Services*                                           6,016         6,317          6,317              -
Community Safety and Correctional Services*                              1,670         1,745          1,745              -
Consumer and Business Services                                             184           213            213              -
Culture                                                                    294           277            277              -
Democratic Renewal Secretariat                                               -             4              4              -
Economic Development and Trade*                                            260           414            414              -
Education                                                                9,754        10,623         10,623              -
   Teachers' Pension Plan (TPP)                                            235           359            359              -
Energy                                                                     118           137            137              -
Environment*                                                               260           304            304              -
Executive Offices                                                           22            19             19              -
Finance - Own Account*                                                   1,316         1,184          1,184              -
   Interest on Debt                                                      9,752        10,329         10,329              -
   Change Fund                                                               -           328            328              -
   Community Reinvestment Fund                                             652           656            656              -
   Electricity Consumer Price Protection Fund                              253             -              -              -
   Power Purchases                                                         799           946            946              -
Health and Long-Term Care*                                              28,100        29,652         29,652              -
   Change Fund                                                               -           609            609              -
   SARS-related and Major One-Time Health Costs                            842             -              -              -
Intergovernmental Affairs*                                                   6             9              9              -
Labour                                                                     120           133            133              -
Management Board Secretariat*                                              268           355            355              -
   Retirement Benefits                                                     340           433            433              -
   Contingency Fund                                                          -           965            965              -
Municipal Affairs and Housing*                                             678           692            692              -
Native Affairs Secretariat                                                  16            14             14              -
Natural Resources                                                          518           505            505              -
Northern Development and Mines                                              79            73             73              -
Office of Francophone Affairs                                                4             4              4              -
Public Infrastructure Renewal*                                              23            31             31              -
Tourism and Recreation*                                                    213           184            184              -
Training, Colleges and Universities                                      3,934         4,194          4,194              -
Transportation                                                             808           862            862              -
Year-End Savings                                                             -          (300)          (300)             -
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                                                 72,270        77,024         77,024              -
--------------------------------------------------------------------------------------------------------------------------
*  Ministries restated to reflect new government structure.

                                                            11

CAPITAL EXPENSE
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                        2004-05
                                                                              --------------------------------------------
                                                                       Interim        Budget        Current        In-Year
MINISTRY                                                               2003-04         Plan         Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
Agriculture and Food                                                         1              7             7              -
Attorney General                                                            25             55            55              -
Children and Youth Services*                                                 -              9             9              -
Community and Social Services*                                              10             21            21              -
Community Safety and Correctional Services                                  47             42            42              -
Consumer and Business Services                                               1              2             2              -
Culture                                                                     28             70            70              -
Economic Development and Trade*                                             32             39            39              -
Education                                                                   16             27            27              -
Energy                                                                      54             52            52              -
Environment                                                                  4             13            13              -
Finance*                                                                     5              4             4              -
Health and Long-Term Care                                                  355            346           346              -
Management Board Secretariat**                                              (1)           (13)          (13)             -
Municipal Affairs and Housing*                                             208            234           234              -
Native Affairs Secretariat                                                   -              2             2              -
Natural Resources                                                           69             85            85              -
Northern Development and Mines                                             344            447           447              -
Public Infrastructure Renewal*                                              17            168           168              -
   Capital Contingency Fund                                                  -            150           150              -
Tourism and Recreation                                                      54             65            65              -
Training, Colleges and Universities                                        121            171           171              -
Transportation                                                             812            679           679              -
Year-End Savings                                                             -           (100)         (100)             -
--------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENSE                                                    2,202          2,575         2,575              -
--------------------------------------------------------------------------------------------------------------------------
*    Ministries restated to reflect new government structure.

**   Ministries'  contributions  for investments in Provincially  owned land and buildings  are  recorded  as an  expense  by the  contributing  ministries.
     Starting  in  2002-03  any   resulting   adjustment  to  expense  from  the
     capitalization  and amortization of most of these  Provincially  owned land
     and    buildings   is   recorded   in   Management    Board    Secretariat.

Schedule of Net Investment in Capital Assets - 2004-05 Current Outlook
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                             Government
                                                          Land and        Transportation     Organizations'
                                                          Buildings       Infrastructure     Capital Assets          Total
--------------------------------------------------------------------------------------------------------------------------
Acquisition/Construction of Major
   Tangible Capital Assets                                   135                998                432               1,565
Amortization of Provincially Owned
   Major Tangible Capital Assets                             (78)              (524)              (195)               (797)
--------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT IN CAPITAL ASSETS*                             57                474                237                 768
--------------------------------------------------------------------------------------------------------------------------

*    Starting in 2002-03,  major  tangible  capital  assets owned by  Provincial
     ministries  (land,   buildings  and  transportation   infrastructure)   are
     accounted for on a full accrual  accounting  basis.  Other tangible capital assets owned by Provincial  ministries will continue to be accounted for as expense in the year of  acquisition  or  construction.  All capital  assets owned by consolidated government  organizations are accounted for on a full accrual basis.

                                                            12

ONTARIO'S 2004-05 FINANCING PROGRAM
-------------------------------------------------------------------------------------------------------------------

Consolidated Province and Ontario Electricity Financial Corporation
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                     2004-05
--------------------------------------------------------------------------------------------------------------------------
                                                                        Interim        Budget        Current        In-Year
                                                                        2003-04         Plan         Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
Deficit                                                                  6,222          2,239         2,235             (4)
Adjustments for:
   Non-Cash Items Included in Deficit                                   (1,345)         3,219         3,241             22
   Amortization of Major Tangible Capital Assets                          (766)          (797)         (797)             -
Acquisitions of Major Tangible Capital Assets                            1,302          1,565         1,565              -
Debt Maturities
   Province                                                              9,800         11,965        11,965              -
   Ontario Electricity Financial Corporation                             3,507          4,122         4,122              -
                                                               -----------------------------------------------------------
   Total                                                                13,307         16,087        16,087              -
Debt Redemptions                                                         1,551          1,041         1,041              -
Canada Pension Plan Borrowing                                             (100)        (1,133)       (1,033)           100
Increase / (Decrease) in Cash and Cash Equivalents                         886              -             -              -
Decrease / (Increase) in Short-Term Borrowing                            1,348            150            74            (76)
Other Uses / (Sources) of Cash                                           2,954          1,380         1,338            (42)
--------------------------------------------------------------------------------------------------------------------------
Long-Term Public Borrowing Requirement                                  25,359         23,751        23,751              -
--------------------------------------------------------------------------------------------------------------------------

Borrowing Program Status
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                     Completed              Remaining                Total
--------------------------------------------------------------------------------------------------------------------------
Province                                                               4,697                 14,893                 19,590
Ontario Electricity Financial Corporation                              1,066                  3,095                  4,161
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                  5,763                 17,988                 23,751
--------------------------------------------------------------------------------------------------------------------------

•  Changes to the Current Outlook are attributable to a $100 million reduction in CPP borrowing as rates were not cost-effective; a $42 million repayment of a non-utility generator loan; a $76 million increase in short-term borrowing;
   and a revised outlook of Non-Cash Items Included in Deficit.

•  Long-term public borrowing undertaken in the year to date as of June 30, 2004, was $5.8 billion as follows:

                                                       ($ Millions)
        ------------------------------------- ---------------------
        Ontario Savings Bonds                                 1,145
        Domestic Issues                                       3,368
        Euro Medium Term Notes                                  500
        Other                                                   750
                                              ---------------------
                                                              5,763
        ------------------------------------- ---------------------

                                                            13